**BELMONT CAPITAL**
**FINANCIAL STATEMENTS**

FOR THE YEAR ENDED DECEMBER 31, 2022

| OMB APPROVAL |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
| --- |
| 8-68572 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belmont Capital

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth Avenue, 4th Floor
(No. and Street)

| New York | NY | 10017 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeremy O'Friel | 212-406-3610 | jeremy@belmontinvestments.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

| 2954 Goehmann Lane | Fredericksburg | TX | 78624 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 03/19/2019 | 6543 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Jeremy O'Friel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belmont Capital, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Antuanet Concha
NOTARY PUBLIC- STATE OF NEW YORK
No. 01CO6213859
Qualified in Nassau County
My Commission expires on November 23, 2025
Certificate filed in Kings, New York and Queens Counties

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BELMONT CAPITAL
## FINANCIAL STATEMENTS
### FOR THE YEAR ENDED DECEMBER 31, 2022

Table of Contents



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the CEO and Managing Partner of Belmont Capital

## Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Belmont Capital (the "Company") as of December 31, 2022, and the related statements of operations, stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, based on our audit and the report of other auditors, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. We did not audit the financial statements of the six sponsor investment funds, whose valuations are inherent in calculating the sponsor fees earned by the Company which constitute approximately 96 percent of total earned revenue. Those statements were audited by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the valuations of the sponsor investment funds, is based solely on the report of the other auditors.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

## Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Tuttle & Bond*

Fredericksburg, Texas
**March 31, 2023**

We have served as Belmont Capital's auditor since 2022.

# BELMONT CAPITAL

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2022

**ASSETS**

| | |
|---|---:|
| Cash | $ 74,253 |
| Accounts receivable | 11,105 |
| Prepaid expenses | 1,069 |
| Due from affiliate | 38,678 |
| Fixed assets, net of depreciation of $692 | 1,485 |
| Total assets | $126,590 |

**LIABILITIES AND MEMBER'S CAPITAL**

**Liabilities:**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 46,263 |
| **Capital** | 80,327 |
| Total liabilities and capital | $126,590 |

*The accompanying notes are an integral part of these financial statements.*

# BELMONT CAPITAL
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

| | |
|---|---:|
| **Revenues:** | |
| Management and sponsor fees | $ 1,049,266 |
| Commissions | 43,326 |
| Interest income | 3 |
| Total revenues | 1,092,595 |
| | |
| **Expenses:** | |
| Compensation and benefits | 675,701 |
| Professional fees | 47,794 |
| Rent expense | 32,393 |
| Sponsor expense | 165,072 |
| Travel and entertainment | 87,974 |
| Communications and technology | 17,761 |
| Regulatory | 7,715 |
| Office expense | 1,825 |
| Other | 21,006 |
| Total expenses | 1,057,241 |
| Net income | $ 35,354 |

# BELMONT CAPITAL
STATEMENT OF CHANGES IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

|  | Total Member's Capital |
|---|---|
| Balance at December 31, 2021 | $ 44,973 |
| Net income | 35,354 |
| Balance at December 31, 2022 | $ 80,327 |

*The accompanying notes are an integral part of these financial statements.*

# BELMONT CAPITAL
## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2022

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $ 35,354 |
| Adjustments to reconcile net income to net | |
| cash used in operating activities: | |
| Depreciation | 692 |
| Changes in assets and liabilities | |
| Increase in acounts receivable | (5,937) |
| Decrease in prepaid expenses | 133 |
| Decrease in due from affiliate | 9,307 |
| Increase in accounts payable and accrued expenses | 15,933 |
| Net cash used in operating activities | 55,482 |
| | |
| Cash flows from investing activities | |
| Purchase of property and equipment | (2,176) |
| Net cash provided by financing activities | (2,176) |
| | |
| Net increase in cash | 53,306 |
| | |
| Cash - beginning of the year | 20,947 |
| | |
| Cash - end of the year | $ 74,253 |
| | |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for : | |
| Interest | $ - |
| Taxes | $ - |

## BELMONT CAPITAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

## Note 1 - Nature of Business

Cillian Holdings, LLC, dba Belmont Capital, a Limited Liability Company ("The Company"), is a New York company conducting business as a broker/dealer in securities. The Company is a sponsor of private investment funds that are registered as exempted companies with limited liability under the laws of the Caymen Islands. The Company is registered as a Commodity Pool Operator with the National Futures Association ("NFA").

The Company amended its membership agreement with FINRA on October 2, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

## Note 2 - Summary of Significant Accounting Policies

***a) Revenue Recognition***

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives sponsor fees paid by the fund over time based upon the value of the funds. The Company believes that its performance obligation is the continued investment from investors and as such this is fulfilled on a continuous basis. Sponsorship fee are variable amounts recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

The Company earns commissions with the funds when the underlying fund manager generates commissions from its brokerage trading. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

***b) Cash***

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

***c) Income Taxes***

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

**Note 2 -**    **Summary of Significant Accounting Policies (continued)**

*d)*    *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.  Actual results may differ from those estimates.

*e)*    *Subsequent Events*
Management has evaluated subsequent events that have occurred as of March 31, 2023, the date the financial statements were issued.  Subsequent to year end, the Company fell below its minimum net capital requirement on January 3, 2023 to January 17, 2023 and again February 1, 2023 to March 28, 2023. The Company filed a 17a-11 notice with the SEC & FINRA on March 23, 2023.

**Note 3 -**    **Financial Instruments with Off-Balance Sheet Credit Risk**

At December 31, 2022, the Company does not hold any financial instruments with off-balance-sheet risk.  At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

**Note 4 -**    **Commitments and Contingencies**

The Company Leases its office space on a one-year term, ending December 31, 2022, at $2,578 per month.  Per the terms of the lease agreement, the lease automatically renewed for a one-year term, ending December 31, 2023.  The lease automatically renews each year for one-year terms unless terminated by either party with a 90-day notice period.

**Note 5 -**    **Related Party Transactions**

The Company is a sponsor of seven investment funds and the Member of the Company is also a director of each of these funds.  As a sponsor, the Company earned management and sponsor fees of $1,049,266 during the fiscal year for the seven funds.  In addition, the Company also earned commission revenue of $43,326.

The Company, at its discretion, contributed $165,072 towards the expenses of the seven funds, as shown the Statement of Income.  The Company advanced $38,678 to an affiliate in a non-interest bearing loan, as shown on the statement of financial condition.

**Note 6 -**    **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%.  At December 31, 2022, the Company's net capital of $27,990 which was $22,990 in excess of its required net capital of $5,000.  The Company's capital ratio was 165.27%.

# BELMONT CAPITAL

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1

DECEMBER 31, 2022

| | | |
|---|---|---|
| Credit Factors | | |
| Capital | | $ 80,327 |
| Total credit factors | | 80,327 |
| | | |
| Debit Factors | | |
| Accounts receivable | | 11,105 |
| Prepaid expenses | | 1,069 |
| Due from affiliate | | 38,678 |
| Fixed assets, net of depreciation of $692 | | 1,485 |
| Total debit factors | | 52,337 |
| Net Capital | | 27,990 |
| | | |
| Less minimum net capital requirements | | |
| Greater of 6 2/3% of aggregate indebtedness or $5,000 | | 5,000 |
| Excess Net Capital | | $ 22,990 |
| | | |
| Capital ratio (maximum allowance 1500%) | | |
| (*)Aggregate indebtedness | $ 46,263 | |
| Divided by: Net capital (Deficit) | $ 27,990 = 165.27% | |
| | | |
| (*)Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | | 46,263 |
| | | $ 46,263 |

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2022.

*The accompanying notes are an integral part of these financial statements.*

-9-

# BELMONT CAPITAL
SCHEDULE II – COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2022


The Company had no obligations under Rule 15c3-3 for the year ended December 31, 2022.

# BELMONT CAPITAL

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2022

The Company had no obligations under Rule 15c3-3 for the year ended December 31, 2022.



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

Report of Independent Registered Public Accounting
Firm Exemption Review Report

Jeremy O'Friel
Belmont Capital
535 Fifth Avenue, 4th Floor
New York, NY 10017

Dear Mr. O'Friel:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Belmont Capital does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but instead relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Belmont Capital's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Belmont Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond

Fredericksburg, Texas
**March 31, 2023**


Belmont Capital
Exemption Report
December 31, 2022


Belmont Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to sponsor of private investment funds.

I, Jeremy O'Friel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO